
05059501


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2005
WASH, D.C. 183 SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number: 1-14447

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
One North Arlington
1500 West Shure Drive, Suite 500
Arlington Heights, Illinois 60004-7803

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

AMCOL International Corporation Savings Plan

Independent Auditors' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held at End of Year

(b) Exhibit

Exhibit 23.1 - Consent of Independent Auditors

AMCOL International Corporation Savings Plan

Financial Report

December 31, 2004

Contents



Plante & Moran, PLLC
Suite 40C
225 W. Washington
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Trustees
AMCOL International Corporation Savings Plan

We have audited the accompanying statement of net assets available for benefits of AMCOL International Corporation Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of AMCOL International Corporation Savings Plan as of December 31, 2003 were audited by other auditors, whose report dated June 18, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Chicago, Illinois
June 8, 2005



AMCOL International Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31	
	2004	2003
Assets		
Participant-directed investments (Note 3):		
Common trust and mutual funds:		
Minimal risk funds	$ 22,799,081	$ 24,167,031
Balanced funds	4,115,368	3,278,896
Growth funds	12,348,275	8,560,496
Index funds	3,365,090	3,344,473
AMCOL International Corporation Stock Fund	22,721,709	22,702,135
Self-directed brokerage accounts	906,914	430,259
Participant loans	1,574,648	1,411,698
Total investments	67,831,085	63,894,988
Pending settlement receivable	35,878	-
Net Assets Available for Benefits	**$ 67,866,963**	**$ 63,894,988**

See Notes to Financial Statements.

AMCOL International Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2004	2003
Additions		
Contributions:		
Participants	$ 3,074,455	$ 2,265,989
Employer	1,588,155	1,201,505
Total contributions	4,662,610	3,467,494
Investment income:		
Net appreciation in fair value of investments (Note 3)	3,717,591	25,217,537
Interest income on participant loans	82,107	82,177
Total investment income	3,799,698	25,299,714
Total additions	8,462,308	28,767,208
Deductions		
Benefits paid to participants	4,477,933	6,622,134
Management fees	12,400	5,960
Total deductions	4,490,333	6,628,094
Net Increase in Net Assets Available for Benefits	3,971,975	22,139,114
Net Assets Available for Benefits		
Beginning of year	63,894,988	41,755,874
End of year	**$ 67,866,963**	**$ 63,894,988**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the AMCOL International Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time and hourly employees of AMCOL International Corporation (the "Corporation"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Through payroll deduction, participants can make contributions to the Plan of up to 21 percent of their compensation, subject to the statutory maximum. The Corporation contributes an amount equal to the lower of the participant's basic contributions or 4 percent of compensation depending on the Corporation's profitability. The Corporation also makes a special contribution for employees hired after December 31, 2003 of 3 percent of compensation if they are employed at the end of each year. The Corporation's contributions are made in the form of AMCOL International Corporation common stock.

Participant contributions may be allocated among various funds or to the self-directed brokerage account option as directed by the participant.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participant account balances are fully vested at all times except for the Corporation's special contributions, which are 100 percent vested after five years.

Forfeited Accounts - Forfeitures of special company contributions will be used to lower subsequent special company contributions.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.

Note 1 - Description of the Plan (Continued)

Payment of Benefits - Upon termination of a participant's employment, the value of the participant's account is measured as the sum of the following:

(a) Total amount of the participant's contributions made under the Plan

(b) Corporation contributions allocated to the participant's accounts as of the date of the last plan year ended prior to termination

(c) Investment income and administrative expenses allocated to the participant's account as of the last day of the month prior to termination

Upon termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $5,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will be paid his or her benefit in a single payment. Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

Participant Loans - Participants may, in order to meet extraordinary expenses as defined in the Plan, borrow funds from the Plan. A participant's loan balance may not exceed the lesser of $50,000 or 50 percent of the participant's vested account balance (less the value of the AMCOL International Corporation common stock contributed to the participant's account by the Corporation). The participants generally must repay their loans within five years from the date the loan is made. The interest rate charged on loans to the participants is the then-prevailing prime rate plus 1 percent.

Plan Termination - Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan terminates, participants become 100 percent vested and the net assets of the Plan will be distributed among the participants in the Plan based upon each participant's account balance.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis.

Investments - Investments in mutual funds and common stock are stated at fair value based on quoted market prices. Investments in common trust funds are stated at fair value based on the fair value of the underlying assets. Investments in self-directed brokerage accounts are invested in publicly traded securities, which are stated at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. The participant loans are recorded at their outstanding face value, which approximates fair value.

Income Recognition - Dividend income is accrued on the ex-dividend date.

Expenses - The Corporation pays recordkeeping expenses of the Plan. Management fees represent loan transaction fees, which are paid directly by the participants, through a reduction of their account balance.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

Investments at fair value that represent 5 percent or more of the Plan's assets at December 31, 2004 and 2003 are as follows:

	2004	2003
AMCOL International Corporation common stock	$ 22,721,709	$ 22,702,135
Merrill Lynch Retirement Preservation Trust Fund	21,602,233	22,722,285
Oppenheimer Quest Balanced Fund	3,623,667	N/A

N/A - Amount did not exceed 5 percent in the respective year

Note 3 - Investments (Continued)

During 2004 and 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $3,717,591 and $25,217,537, respectively, as follows:

	2004	2003
Mutual funds	$ 3,123,438	$ 4,098,474
Common stock	594,153	21,119,063
Net appreciation	$ 3,717,591	$ 25,217,537

Note 4 - Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated February 5, 2003, indicating that the Plan and related trust are qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and as such, the related trust is exempt from federal income taxes under Section 501(a) of the Code.

Note 5 - Related Party Transactions

The Plan's investments include certain mutual funds managed by Merrill Lynch Trust Company and related entities. Merrill Lynch Trust Company is the recordkeeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2004 and 2003, $26,122,112 and $27,241,498, respectively, of the total fair value of the Plan's investment assets consist of funds managed by Merrill Lynch Trust Company.

Note 6 - Administration

The Corporation is the sponsor of the Plan. The administrative committee, as provided in the plan agreement, has responsibility for the administration of the Plan. Merrill Lynch Trust Company functions as recordkeeper and custodian.

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

AMCOL International Corporation Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 36-0724340, Plan Number 002
December 31, 2004

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
**	AMCOL International Corporation common stock	Common stock	*	$ 22,721,709
**	Merrill Lynch Retirement Preservation Trust Fund	Common trust fund	*	21,602,233
**	Merrill Lynch Retirement Preservation Trust Fund-GM	Common trust fund	*	168,158
	Oppenheimer Quest Balanced Fund	Mutual fund	*	3,623,667
**	Merrill Lynch S&P 500 Index Fund	Mutual fund	*	2,532,104
	Van Kampen Emerging Growth Fund	Mutual fund	*	2,333,114
	ING International Value Fund	Mutual fund	*	1,681,044
	Alger MidCap Growth Retirement Fund	Mutual fund	*	1,315,045
	State Street Research Aurora Fund	Mutual fund	*	1,222,177
	Thornburg International Value Fund	Mutual fund	*	1,016,237
	MFS Value Fund	Mutual fund	*	869,878
**	Merrill Lynch Small Cap (Russell 2000) Index Fund	Mutual fund	*	832,986
**	Merrill Lynch U.S. Government Mortgage Fund	Mutual fund	*	771,176
	Lord Abbett Mid-Cap Value Fund	Mutual fund	*	765,112
	ABN/AMRO Growth Fund	Mutual fund	*	651,698
	Calvert Income Fund	Mutual fund	*	555,086
	Van Kampen Growth & Income Fund	Mutual fund	*	524,711
	Munder Micro-Cap Equity	Mutual fund	*	520,158
	Oakmark Equity & Income Fund	Mutual fund	*	491,701
	Calvert Social Investment Equity Fund	Mutual fund	*	406,477
	GAMerica Capital Fund	Mutual fund	*	307,960
	Pimco Total Return Bond fund	Mutual fund	*	257,514
**	Merrill Lynch Large Cap Core Fund	Mutual fund	*	179,578
	Self-directed brokerage accounts	Self-directed brokerage accounts	*	906,914
	Participant loans	Participant loans bearing interest at rates from 5% to 10.5%	-	1,574,648
		Total investments		$ 67,831,085

* Cost information not required

** Party-in-interest, as defined by ERISA

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation Savings Plan

Date: June 28, 2005

By: 

Amiel Naiman
On behalf of the Trustees as
Plan Administrator

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 33-55540 on Form S-8 of our report dated June 8, 2005 appearing in the annual report on Form 11-K of AMCOL International Corporation Savings Plan for the year ended December 31, 2004.

Plante & Moran, PLLC

Chicago, Illinois
June 27, 2005

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